This document is important and requires your immediate attention.  If you are in doubt as to how to respond to the Endeavour Offer you should consult with your investment dealer, stockbroker, lawyer or other professional advisor.

CREAM MINERALS LTD.

DIRECTORS' CIRCULAR

RELATING TO THE OFFER BY

ENDEAVOUR SILVER CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

CREAM MINERALS LTD.

NO RECOMMENDATION AT THIS TIME THIS DIRECTORS' CIRCULAR CONTAINS NO RECOMMENDATION OF THE CREAM BOARD AS TO WHETHER SHAREHOLDERS SHOULD ACCEPT OR REJECT THE ENDEAVOUR OFFER.

NO NEED FOR IMMEDIATE ACTION

There is no need for Cream Shareholders to do anything immediately.  The Endeavour Offer is currently open until November 9, 2010.  The Cream Board intends to communicate further with Cream Shareholders on a timely basis prior to the expiry of the Endeavour Offer.

Shareholders are advised NOT TO TENDER to the Offer at this time.

Notice To U.S. Shareholders

The offer to which this Directors' Circular relates is in respect of the securities of a Canadian issuer and while the issuer is subject to Canadian continuous disclosure requirements, shareholders should be aware that the Canadian requirements are different from those of the United States.

The enforcement by shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Cream Minerals Ltd. is incorporated in Canada, that all of its officers and directors and its financial advisors named herein are residents of Canada, and that all of its assets are located outside the United States.

October 15, 2010

TABLE OF CONTENTS

SUMMARY	iii
DIRECTORS' CIRCULAR	1
NO RECOMMENDATION OF THE DIRECTORS AT THIS TIME	1
NO NEED FOR IMMEDIATE ACTION	1
REASONS FOR NO DIRECTORS' RECOMMENDATION AT THIS TIME	1
BACKGROUND TO THE ENDEAVOUR OFFER AND SUBSEQUENT EVENTS	2
OWNERSHIP OF SECURITIES OF CREAM	3
PRINCIPAL SHAREHOLDERS	5
INTENTIONS OF DIRECTORS AND OFFICERS	5
TRADING IN SECURITIES OF CREAM BY DIRECTORS, OFFICERS AND OTHER INSIDERS	5
ISSUANCES OF SECURITIES OF CREAM	5
OWNERSHIP OF SECURITIES OF ENDEAVOUR SILVER	6
RELATIONSHIP BETWEEN ENDEAVOUR SILVER AND THE DIRECTORS AND OFFICERS OF CREAM	6
ARRANGEMENTS BETWEEN CREAM AND ITS DIRECTORS AND OFFICERS	7
MATERIAL TRANSACTIONS	7
NO MATERIAL CHANGES	7
OTHER INFORMATION	7
PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED	8
STATEMENT OF RIGHTS	8
AVAILABILITY OF DOCUMENTS	8
FORWARD-LOOKING STATEMENTS	8
APPROVAL OF DIRECTORS' CIRCULAR	9
CERTIFICATE	10

CREAM MINERALS LTD. 1400 – 570 Granville Street Vancouver, BC Canada V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400 Email: info@creamminerals.com	TSX VENTURE EXCHANGE: CMA OTC BULLETIN BOARD: CRMXF FRANKFURT STOCK EXCHANGE: DFL

October 15, 2010

Dear Cream Shareholder:

On October 4, 2010, Endeavour Silver Corporation ("Endeavour Silver") made an offer (the "Endeavour Offer") to purchase all of the outstanding common shares (the "Cream Shares") of Cream Minerals Ltd. ("Cream") at a price of $0.12 per Cream Share.

In the summer of 2010, following the termination of the option agreement with Roca Mines Inc. on Cream's Nuevo Milenio project, the Board of Directors of Cream (the "Board") established a committee of independent directors to review proposals solicited from third parties interested in Nuevo Milenio.  Endeavour Silver was one of a number of parties with which the Company had had or was in discussions when Endeavour Silver launched the Endeavour Offer.

In response to the Endeavour Offer, a new independent committee of the Board (the "Independent Committee") was constituted and given a broader mandate, to review and consider the Endeavour Offer and alternatives to it that would maximize value for Cream and its shareholders.  With the assistance of its independent legal and financial advisors, the Independent Committee has carefully reviewed and considered the Endeavour Offer and various alternatives to it, and determined that it needs more time to properly fulfil its mandate.  Accordingly, the Board has determined that it is not yet in a position to make a recommendation to Cream shareholders with respect to the Endeavour Offer.

As a result, the Board urges Cream shareholders NOT to tender Cream Shares to the Endeavour Offer until there is further communication from the Board in a supplemental Directors' Circular which will be sent to shareholders at least seven days before the scheduled expiry of the Endeavour Offer.

The attached Directors' Circular explains in detail the reasons for the Board's decision.  We strongly encourage you to read the Directors' Circular in its entirety, in particular the "Reasons for No Directors' Recommendation at This Time".

Sincerely,

On behalf of the Board of Directors

"Sargent H. Berner"	"Frank A. Lang"
SARGENT H. BERNER Director and Chairman of the Independent Committee	FRANK A. LANG Director and Chairman of the Board

SUMMARY

The information set out below is intended as a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors' Circular.

The Endeavour Offer:

Endeavour Silver is offering to purchase all of the outstanding Cream Shares on the basis of Cdn.$0.12 in cash for each Cream Share.

The Endeavour Offer is subject to a number of conditions set out therein.  Unless extended or withdrawn, it will expire on November 9, 2010.

Directors Make No Recommendation at This Time:

The Board is not making a recommendation at this time with respect to acceptance or rejection of the Endeavour Offer.

With the assistance of its independent legal and financial advisors, the Independent Committee is considering the Endeavour Offer and working to pursue strategic alternatives that may enhance value.  The Independent Committee has determined that it needs more time to properly fulfil its mandate.  The Board will communicate further with Cream shareholders on a timely basis prior to the expiry of the Endeavour Offer.

Following Established Process Designed to Enhance Value:

As previously announced, a process was commenced in August 2010 concerning the Nuevo Milenio project, to explore all avenues available to achieve maximum value for Cream shareholders.  Endeavour Silver initially participated in that process, but subsequently elected to circumvent it by commencing the Endeavour Offer.

Building on the work done by the earlier independent committee, the new Independent Committee and its advisors are undertaking a broader process to develop and evaluate potential alternative transactions that may enhance value for Cream and its shareholders.

Although it is impossible to predict whether any alternative transactions will emerge, the Board believes that Cream and its assets may be very attractive to parties other than Endeavour.  Cream's Board urges shareholders to await further developments before making any decision on the Endeavour Offer.

DIRECTORS' CIRCULAR

This Directors' Circular is issued by the Board of Directors (the "Board") of Cream Minerals Ltd. ("Cream") in connection with the unsolicited offer made by Endeavour Silver Corporation ("Endeavour Silver") to acquire all of the issued and outstanding common shares (the "Cream Shares"), including common shares that may become outstanding upon the conversion, exchange or exercise of outstanding options or warrants of Cream, at a price of Cdn.$0.12 in cash for each Cream Share, upon the terms and subject to the conditions set forth in the Endeavour Silver take-over bid circular (the "Endeavour Circular") accompanying the offer dated October 4, 2010 that was mailed to holders of Cream Shares (collectively, the "Endeavour Offer").

All information contained in this Directors' Circular relating to the Endeavour Offer has been taken from or is based on the Endeavour Circular or publicly available documents or records of Endeavour Silver filed with Canadian provincial securities regulatory authorities.  The Board assumes no responsibility for the accuracy or completeness of such information.

All dollar amounts in this Directors' Circular are expressed in Canadian dollars, unless otherwise indicated.

NO RECOMMENDATION OF THE DIRECTORS AT THIS TIME

The Board is not making a recommendation at this time with respect to acceptance or rejection of the Endeavour Offer.  Capital West Partners has been engaged as financial advisor to advise the independent committee established by the Board (the "Independent Committee") and the Board with respect to the Endeavour Offer and to solicit other offers for Cream or other strategic transactions involving Cream or its assets.  That work is in progress.

NO NEED FOR IMMEDIATE ACTION

There is no need for holders of Cream Shares ("Cream Shareholders") to do anything immediately.  The Endeavour Offer is currently open for acceptance until November 9, 2010.  The Board intends to communicate further with Cream Shareholders on a timely basis prior to the expiry of the Endeavour Offer.

Cream Shareholders are advised NOT TO TENDER to the Endeavour Offer at this time, but to defer making any decision on it until they hear further from the Board.

REASONS FOR NO DIRECTORS' RECOMMENDATION AT THIS TIME

In mid-August, 2010, Cream initiated a process intended to maximize the value of its Nuevo Milenio silver-gold project located in Nayarit State, Mexico (the "Nuevo Milenio project") for the Cream Shareholders.  That process, which was supervised by an independent committee of the Board and assisted by an independent advisor, resulted in discussions with a number of parties, including Endeavour Silver.

Since the Endeavour Offer, the Board has constituted a new Independent Committee to review the Endeavour Offer and to develop and evaluate value-maximizing alternatives.  Cream, with the assistance of Capital West Partners, is engaged in discussions with interested third parties and is soliciting offers for strategic transactions involving Cream.  The directors do not believe they will be in a position to make a recommendation with respect to the Endeavour Offer until they have concluded discussions with third parties and have assessed the Endeavour Offer against any alternative transactions that may result from those discussions.

While it is impossible to predict whether any offers or transactions will emerge from discussions with third parties, these discussions demonstrate that Cream and its assets are attractive to other parties in addition to Endeavour Silver.

Tendering Cream Shares to the Endeavour Offer before the Board and its advisors have had an opportunity to fully explore all available strategic alternatives may preclude the emergence of a financially superior proposal or an alternative transaction.

BACKGROUND TO THE ENDEAVOUR OFFER AND SUBSEQUENT EVENTS

As a junior mineral exploration company, Cream's business model is to acquire grass roots properties, explore them and, where warranted, seek industry partners to participate in advancing its most prospective properties with the objective of retaining an interest in such properties so that it may participate in their potential success.  Consistent with its business model, in early 2009, Cream, with the assistance of Haywood Securities Inc., began soliciting expressions of interest from third parties it considered likely to be interested in acquiring or participating in the development of certain assets.

In response to Cream's initiative, a number of interested parties, including Roca Mines Ltd. ("Roca") and Endeavour Silver, visited and conducted due diligence on the Nuevo Milenio project.  Endeavour Silver subsequently made an offer to purchase 100% of the shares of Cream Minerals de Mexico, S.A. de C.V. ("Cream de Mexico"), the Mexican subsidiary through which Cream holds the Nuevo Milenio project.  Endeavour Silver was advised at that time that Cream wished to retain a participating interest in the Nuevo Milenio project to provide some upside potential for Cream Shareholders, and was invited to submit a proposal on that basis.  Endeavour Silver elected not to make such a proposal.

Cream subsequently entered into an option agreement in July 2009 with Roca, which provided for Cream to retain a 30% participating interest in the Nuevo Milenio project.  In July 2010, Roca advised Cream that it had decided to focus its efforts on the development of its MAX molybdenum mine and would not proceed with its option on the Nuevo Milenio project.

In July 2010, Cream and Endeavour Silver re-opened discussions regarding a possible transaction involving the Nuevo Milenio project.  At a meeting held on July 28, 2010 among the Chief Executive Officer of Endeavour Silver, the President and Chief Executive Officer of Cream and the Chairman of Cream to discuss the possibility of a transaction, Cream again expressed its interest in an option and joint venture structure, and invited Endeavour Silver to make a new proposal.

On August 20, 2010, Endeavour Silver conducted a follow-up site visit on the Nuevo Milenio project.  Following its site visit, Endeavour Silver provided Cream with an outline of indicative terms on which it would be prepared to make an offer to purchase all of the shares of Cream de Mexico.  An extended period of discussion and negotiations ensued.  Endeavour Silver maintained its position that it was interested only in acquiring a 100% interest in the Nuevo Milenio project and suggested indicative terms for other transaction structures, all of which involved Endeavour Silver acquiring 100% of the Nuevo Milenio project.

During August 2010, Cream was also engaged in discussions with two other companies interested in acquiring an initial interest in the Nuevo Milenio project for cash, with an option to increase the interest by conducting further exploration of the property.  In each case, the parties were agreeable to Cream retaining a participating interest in the Nuevo Milenio project.

On August 27, 2010, the Board established a committee of independent directors to review the various proposals that had been received for a transaction involving the Nuevo Milenio project, including the proposals that had been made by Endeavour Silver, all of which involved the sale of Cream's entire interest in the Nuevo Milenio project, as well as proposals for an option and joint venture transaction received from Minco Silver Corporation ("Minco").  The committee engaged an independent financial analyst to assist it in assessing the various proposals received.

Endeavour Silver subsequently amended the terms of its most recent indicative proposal.  Then, on September 17, 2010, Endeavour Silver delivered to Cream an offer to purchase all of the shares of Cream de Mexico.  On September 22, 2010, Endeavour Silver gave Cream until noon on September 24, 2010 to accept its September 17, 2010 offer, failing which Endeavour Silver would make a take-over bid to acquire all of the outstanding Cream Shares.  Cream's Chief Executive Officer advised Endeavour Silver that the independent committee, with the assistance of its independent advisor, was considering Endeavour Silver's proposals, along with others received, and that, in light of the significance of any transaction involving the Nuevo Milenio project to Cream and Cream Shareholders, the independent committee and the Board were of the view that it was in the best interests of Cream and Cream Shareholders that the process in which it was engaged be completed.

On Friday, September 24, 2010, Cream's Chief Executive Officer advised Endeavour Silver's Chief Executive Officer by telephone that the independent committee had recommended that a transaction involving the Nuevo Milenio project be structured in the form of an option and joint venture agreement, to allow the Cream Shareholders to participate in the potential future success of Nuevo Milenio.  Cream advised Endeavour Silver that it would be open to receiving an offer from Endeavour Silver structured as an option and joint venture.  Cream also advised the Vice President Exploration of Minco of the committee's recommendation and asked Minco to increase the initial cash payment in its option and joint venture proposal.  Minco countered with a further proposal which increased both the initial cash payment and the initial interest it would acquire in the project.  Over the weekend, the Chief Executive Officer of Cream and the Vice President Exploration of Minco negotiated revised terms for an option and joint venture transaction.

On Saturday, September 25, 2010, Endeavour Silver made a written offer to Cream for an option and joint venture of the Nuevo Milenio project, and also advised that such offer was final and not open to negotiation, and would be open for acceptance only until 4 p.m. that day.  The Cream Board and independent committee were not available to meet to consider this Endeavour Silver offer within the time allowed, and the offer expired.  On September 27, 2010, before an agreement was reached with Minco, Endeavour Silver announced its intention to make an unsolicited offer for all of the issued and outstanding Cream Shares.

Following Endeavour Silver's announcement, the Board appointed the Independent Committee, consisting of Sargent Berner, Douglas Lang and Robin Merrifield, with Sargent Berner as Chairman, with a broad mandate to review and consider the Endeavour Offer and all available alternatives to it, and the Independent Committee engaged Bull, Housser & Tupper LLP and Capital West Partners as its legal and financial advisors, respectively.  Cream, with the assistance of Capital West Partners, is soliciting offers for Cream or other strategic transactions involving Cream and its assets.

From September 27, 2010, the date on which Endeavour Silver announced its intention to make an unsolicited offer for all of the issued and outstanding Cream Shares, to the date of this Directors' Circular, a total of 5,906,429 warrants of Cream have been exercised, and warrant exercise proceeds of $590,642.90 received by Cream.

On October 14, 2010, Cream received an offer from Minco (the "Minco Offer") for the purchase of an initial interest in and an option and joint venture of the Nuevo Milenio project.  The Minco Offer is stated to be open for acceptance by Cream until November 10, 2010, the day after the scheduled expiry date of the Endeavour Offer.  The Independent Committee will review and consider the Minco Offer together with any other proposals received in the course of its process.

OWNERSHIP OF SECURITIES OF CREAM

The names of each of the directors and officers of Cream, the positions held by them with Cream, and the number and percentage of the outstanding Cream Shares and warrants and options exercisable to acquire Cream Shares (being the only outstanding securities of Cream) which are beneficially owned, or over which control or direction is exercised, directly or indirectly, by each of them, are as follows:

Name and Position	Cream Shares(1)	% of Cream Shares Outstanding(2)	Warrants to Acquire Cream Shares	% of Warrants Outstanding	Options to Acquire Cream Shares	% of Options Outstanding	% of Outstanding Securities(3)
Frank Lang, Chairman of the Board	21,565,951	23.98%	8,100,000	26.30%	370,000	9.00%	24.06%
Michael E. O'Connor, President, CEO & Director	150,000	0.17%	150,000	0.49%	1,000,000	24.32%	1.04%
Arthur G. Troup, Director	388,400	0.43%	Nil	Nil	250,000	6.08%	0.51%
Sargent H. Berner, Director	298,500	0.33%	Nil	Nil	260,000	6.32%	0.45%
Ferdinand Holcapek, Director & General Administrator of Cream de Mexico	3,450,937	3.84%	600,000	1.95%	375,000	9.12%	3.54%
Robin Merrifield, Director	Nil	Nil	Nil	Nil	175,000	4.26%	0.14%
C. Douglas Lang, Director	52,540	0.06%	Nil	Nil	275,000	6.69%	0.26%
Shannon Ross, CFO &Corporate Secretary	155,000	0.17%	Nil	Nil	280,000	6.81%	0.35%
TOTAL	26,061,328	28.98%	8,850,00	28.74%	2,985,000	72.60%	30.35%

Notes:

(1)

The information as to securities beneficially owned or over which control or direction is exercised by each director and officer of Cream and by his or her respective associates and affiliates, not being within the knowledge of Cream, has been furnished by the respective directors and officers as of October 15, 2010.

(2)

On a non-diluted basis.

(3)

On a fully-diluted basis.

The directors and officers of Cream, having made reasonable enquiry, know of no associate or affiliate of Cream, no associate or affiliate of a director or officer of Cream, or of a person holding more than 10% of the issued and outstanding Cream Shares, or any person acting jointly or in concert with Cream, who beneficially owns, or exercises control or direction over, directly or indirectly, any Cream Shares except as follows:

Name	Cream Shares(1)	% of Cream Shares Outstanding(2)	Warrants to Acquire Cream Shares	% of Warrants Outstanding	Options to Acquire Cream Shares	% of Options Outstanding	% of Outstanding Securities(3)
Associate of Frank Lang	868,966	0.97%	400,000	1.30%	Nil	Nil	1.02%
Associate of Frank Lang	1,318,791	1.47%	350,000	1.14%	75,000	1.82%	1.40%
Associate of Frank Lang	50,000	0.06%	Nil	Nil	Nil	Nil	0.04%
Associate of Frank Lang	107,500	0.12%	Nil	Nil	Nil	Nil	0.09%
Associate of Ferdinand Holcapek	455,000	0.51%	200,000	0.65%	120,000	2.92%	0.62%
Associate of Michael E. O'Connor	100,000	0.11%	100,000	0.32%	Nil	Nil	0.16%
TOTAL		3.24%	1,050,000	3.41%	195,000	4.74%	3.33%

Notes:

(1)

The information as to securities beneficially owned or over which control or direction is exercised by the associates and affiliates of directors and officers of Cream, persons holding more than 10% of the issued and outstanding Cream Shares, and any person acting jointly or in concert with Cream, not being within the knowledge of Cream, has been furnished by the respective directors and officers as of October 15, 2010.

(2)

On a non-diluted basis.

(3)

On a fully-diluted basis.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and officers of Cream, after reasonable inquiry, no person owns or exercises control or direction over, directly or indirectly, more than 10% of the outstanding Cream Shares, other than Mr. Frank A. Lang as disclosed above under the heading "Ownership of Securities of Cream".

INTENTIONS OF DIRECTORS AND OFFICERS

Each of the directors and officers of Cream has indicated that he or she has not accepted and at this time does not intend to accept the Endeavour Offer. To the knowledge of the directors and officers of Cream, after reasonable enquiry, no associate or affiliate of Cream, no associate or affiliate of a director or officer of Cream, no person holding more than 10% of the issued and outstanding Cream Shares, and no person acting jointly or in concert with Cream, has accepted or indicated an intention to accept the Endeavour Offer.

TRADING IN SECURITIES OF CREAM BY DIRECTORS, OFFICERS AND OTHER INSIDERS

Other than the sale by an associate of Cream's Chairman, Frank Lang, of 15,000 Cream Shares on April 19, 2010 at a price of $0.10 per Cream Share, neither Cream, nor any director or officer of Cream, nor, to the knowledge of the directors and officers of Cream after reasonable enquiry, any associate or affiliate of Cream or of a director or officer of Cream, nor any person acting jointly or in concert with Cream, has traded in Cream Shares during the six-month period preceding the date of this Directors' Circular, except as set forth below under the heading "Issuances of Securities of Cream".

ISSUANCES OF SECURITIES OF CREAM

No Cream Shares or securities convertible into Cream Shares have been issued to the directors or officers of Cream during the two-year period preceding the date hereof, other than as indicated below.

Cream Shares

The following table sets forth the Cream Shares that have been issued to directors and officers of Cream in the past two years.

Name	Nature of Issue	Date of Issue	Number of Cream Shares Issued	Price per Cream Share ($)
Frank Lang	Private placement	2009-01-28	5,000,000	0.05
	Private placement	2010-04-13	5,100,000	0.07
Michael E. O'Connor	Private placement	2010-04-13	150,000	0.07
Ferdinand Holcapek	Private placement	2009-01-28	500,000	0.05
	Private placement	2010-04-13	600,000	0.07
	Exercise of warrants	2010-04-23	500,000	0.20

Cream Warrants

The following table sets forth the warrants exercisable to acquire Cream Shares that have been issued to directors and officers of Cream, directly or indirectly, in the past two years.

Name	Nature of Issue	Date of Issue	Expiry Date	Number of Cream Warrants Issued	Exercise Price per Cream Share (First Year) ($)	Exercise Price per Cream Share (Second Year) ($)
Frank Lang	Private placement	2009-01-28	2011-01-28	3,000,000	0.10	0.20
	Private placement	2010-04-13	2012-04-13	5,100,000	0.10	0.15
Michael E. O'Connor	Private placement	2010-04-13	2012-04-13	150,000	0.10	0.15
Ferdinand Holcapek	Private placement	2009-01-28	2011-01-28	500,000	0.10	0.20
	Private placement	2010-04-13	2012-04-13	600,000	0.10	0.15

Cream Options

The following table sets forth the options exercisable to acquire Cream Shares that have been issued to directors and officers of Cream in the past two years.

Name	Date of Grant	Expiry Date	Number of Cream Options Granted	Exercise Price per Share ($)
Frank Lang	2009-02-14	2014-02-14	100,000	0.12
Michael E. O'Connor	2009-02-14	2014-02-14	1,000,000	0.12
Arthur G. Troup	2009-02-14	2014-02-14	100,000	0.12
Sargent H. Berner	2009-02-14	2014-02-14	100,000	0.12
Ferdinand Holcapek	2009-02-14	2014-02-14	100,000	0.12
Robin Merrifield	2009-02-14	2014-02-14	100,000	0.12
C. Douglas Lang	2009-02-14	2014-02-14	100,000	0.12
Shannon Ross	2009-02-14	2014-02-14	100,000	0.12

OWNERSHIP OF SECURITIES OF ENDEAVOUR SILVER

Neither Cream nor any director or officer of Cream, nor, to the knowledge of the directors and officers of Cream, having made reasonable enquiry, any associate or affiliate of Cream, or of a director or officer of Cream, and no person acting jointly or in concert with Cream, beneficially owns, or exercises control or direction over, directly or indirectly, any securities of any class of Endeavour Silver.

RELATIONSHIP BETWEEN ENDEAVOUR SILVER
AND THE DIRECTORS AND OFFICERS OF CREAM

No agreement, commitment or understanding has been made, or is proposed to be made, between Endeavour Silver and any of the directors or officers of Cream relating to any matter, including, without limitation, in respect of any payment or other benefit proposed to be made or given by way of compensation for loss of office or for such director or officer remaining in or retiring from office if the Endeavour Offer is successful.  None of the directors or officers of Cream is a director or officer of Endeavour Silver or any of its subsidiaries.

To the knowledge of the directors and officers of Cream, no agreement, commitment or understanding has been made or is proposed to be made between Endeavour Silver and any Cream Shareholder, or holder of options or warrants convertible into Cream Shares, relating to the Endeavour Offer.

ARRANGEMENTS BETWEEN CREAM AND ITS DIRECTORS AND OFFICERS

No agreement, commitment or understanding has been made, or is proposed to be made, between Cream and any of the directors or officers of Cream relating to any matter, including, without limitation, in respect of any payment or other benefit proposed to be made or given by way of compensation for loss of office or for such director or officer remaining in or retiring from office if the Endeavour Offer is successful.

Cream does not have in place with its directors and officers agreements that provide for payment of severance in lieu of notice in the event of termination or deemed termination or failure to renew their respective employment contracts except as described below.

The employment agreement of Michael E. O'Connor, President and CEO of Cream, provides that Cream may terminate such employment without cause upon written notice thereof stating the effective date of such termination (the "Termination Date").  In such event, Cream would be obligated to provide Mr. O'Connor with (i) payment of any accrued salary, vacation and bonuses owing but unpaid up to the Termination Date; (ii) payment in the amount equal to one year's salary and one times the average of his annual bonus, if any, calculated as the average of  the annual bonus paid to Mr. O'Connor for the three years prior to the Termination Date; (iii) maintenance of Mr. O'Connor's participation in employee benefit programs other than disability insurance coverage until the earlier of Mr. O'Connor securing comparable alternate benefits and the expiry of one year following the Termination Date; and (iv) all previously unvested options granted to Mr. O'Connor which have not vested shall be deemed to vest on the Termination Date and remain exercisable until the earlier of their expiration date and one year from the Termination Date (collectively, the "Severance").  In the event of a change of control, which includes the acquisition, directly or indirectly, by any person of Cream Shares which constitutes in the aggregate 50% or more of the outstanding Cream Shares, Mr. O'Connor may resign on one month's written notice within six months of the completion of the Change of Control and receive the Severance.  As a result of the Endeavour Offer, all previously unvested options held by Mr. O'Connor have vested pursuant to the terms of his employment agreement.  In the event that the Endeavor Offer is withdrawn, cancelled or otherwise terminated, the original vesting provisions will be deemed to then again apply to any unexercised portion of such options.

Cream is a party to a shareholder and operating agreement dated August 3, 2001 (the "Services Agreement") pursuant to which Quorum Management and Administrative Services Inc. ("Quorum"), a private company held jointly by Cream and other public companies, provides management, administrative, geological and other services on a full cost recovery basis.  In the event of a withdrawal by Cream from the Services Agreement, Cream would be obligated to pay Quorum a termination fee of approximately $200,000 in recognition of the obligations assumed, assets acquired and commitments entered into with third parties by Quorum in order to provide services to Cream under the Services Agreement.

MATERIAL TRANSACTIONS

None of the directors or officers of Cream and, to the knowledge of the directors and officers of Cream after reasonable inquiry, none of their respective associates, and no person who owns more than 10% of the issued and outstanding Cream Shares, has any interest in any material transaction to which Endeavour Silver is a party.

NO MATERIAL CHANGES

Except as publicly disclosed or as referred to in this Directors' Circular, the directors and officers of Cream are not aware of any information that indicates any material change in the affairs of Cream since the date of its most recent published interim financial statements.

OTHER INFORMATION

Except as disclosed in this Directors' Circular, there is no information that is known to the Board that would reasonably be expected to affect the decision of the Cream Shareholders (or holders of securities convertible into Cream Shares) to accept or reject the Endeavour Offer.

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED

Capital West Partners was retained to render financial advisory services to the Independent Committee and the Board in connection with its analysis of and response to the Endeavour Offer.  Cream will pay Capital West Partners customary compensation and will reimburse it for its reasonable out-of-pocket expenses.  Cream has agreed to indemnify Capital West Partners against certain liabilities arising out of or in connection with its engagement.

Except as set forth above, neither Cream nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Cream Shareholders in connection with the Endeavour Offer.

STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of Cream with, in addition to any other rights they may have at law, rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders.  However, such rights must be exercised within prescribed time limits.  Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

AVAILABILITY OF DOCUMENTS

Cream is a reporting issuer in the provinces of Alberta and British Columbia.  Cream files its continuous disclosure documents and other documents with Canadian provincial securities authorities in such provinces, which documents are available under Cream's profile at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Directors' Circular, including the discussion of the reasons the Board makes no recommendation in respect of the Endeavour Offer at this time, contains forward-looking information (as defined in the Securities Act (British Columbia)) and forward-looking statements (within the meaning of the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Directors' Circular (together "forward-looking information").

Such forward-looking information can be found in "Reasons for No Directors' Recommendation at This Time".  Generally these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Examples of such forward-looking information in this Directors' Circular include, but are not limited to: expected results if the Endeavour Offer is successful; and whether or not a superior or alternative proposal to the Endeavour Offer may emerge.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking information contained in this Directors' Circular.  Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to: the existence of third parties interested in purchasing some or all of the Cream Shares.

In respect of forward-looking information relating to Cream, factors which could cause actual results to differ materially from current expectations include, but are not limited to, fluctuations in the price of silver; fluctuations in the fair value of the assets of Cream; whether or not a superior or alternative proposal to the Endeavour Offer may emerge; the existence of third parties interested in purchasing some or all of the Cream Shares or assets; inherent uncertainties involved in mineral resource estimates; fluctuations in interest rates and exchange rates; the strength of the economic fundamentals of silver; general economic conditions; competitive conditions in the business in which Cream operates; and changes in laws, rules and regulations applicable to Cream.

Cream specifically disclaims any obligation to update these forward-looking statements, except as required by law.  These forward-looking statements should not be relied upon as representing Cream's views as of any date subsequent to the date of this Directors' Circular.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors' Circular have been approved and the delivery hereof has been authorized by the Cream Board.

CERTIFICATE

October 15, 2010

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Cream Minerals Ltd.

"Sargent H. Berner"	"Frank A. Lang"
SARGENT H. BERNER Director	FRANK A. LANG Director